Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 24, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 57 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 4, 2023, with respect to the Amendment and the Trust’s proposed new series, the CNIC ICE U.S. Carbon Neutral Power Index ETF (the “Fund”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings. Per a recent SEC comment on another filing, the Fund’s Fees and Expenses table will not show “Other Expenses” as a line item, and it will include a more explanatory footnote.

PRINCIPAL INVESTMENT STRATEGIES

2.	Briefly describe what the Index is designed to do (purpose, what it is useful for). Explain how the Adviser plans to track the Index using futures.

Responses: The description of the Index in the Prospectus has been revised as follow:

The Index tracks the broad U.S. electricity market on a carbon-neutral basis. The Index is constructed by the Index Provider from electricity futures contracts listed on ICE Futures U.S. and carbon emissions futures contracts, also listed on ICE Futures U.S. and designed to offset carbon emissions from the electricity generation associated with the electricity.

With respect to how the Fund will track the Index, the Registrant refers the staff to the discussion found under “Principal Investment Strategies” on page [ ] of the prospectus, and in other areas of the prospectus that discuss the Adviser’s use of representative sampling as the means to track the Index.

3.	Describe in the disclosure what electricity and carbon allowance futures are, how they operate, and how the Fund will use them. Explain the market circumstances under which the Fund will make or lose money by tracking the Index and by investing in these futures contracts. For example, what does an electricity of futures contract allowance entitle the Fund to? Under what circumstances would it be profitable or unprofitable to be a buyer?

Response: The Prospectus has been revised to include the foregoing disclosures. In particular:

Electricity Futures: Electricity futures are exchange-traded financial contracts that allow buyers and sellers to trade the right to purchase or sell a specified amount of electricity at a predetermined price, location, and date in the future. These contracts enable market participants, such as electricity producers, distributors, and consumers, to manage price risk by contracting for a price of future electricity delivery. Electricity futures are traded on electronic commodity exchanges, similar to other commodities such as metals, fuels, and agricultural products. The price of electricity futures is determined by various factors, including regional supply and demand for electricity, weather conditions, and governmental regulations. By trading electricity futures, market participants can hedge against price fluctuations and manage the volatility associated with U.S. electricity prices. Futures contracts are also used for speculative purposes by market participants who seek to profit from changes in the future price and volatility of electricity. The Index, and therefore the Fund, will use electricity futures to provide investors with exposure to the U.S. electricity market, a key retail and important climate transition commodity.

Carbon Allowance Futures: Carbon allowance futures are exchange-traded financial contracts that allow buyers and sellers to trade the right to purchase or sell a specified amount of carbon allowances at a predetermined price and date in the future. Carbon allowances are permits that are issued by governments or other regulatory bodies that limit the amount of carbon dioxide (CO2) or other greenhouse gases that can be emitted by certain industries or entities. Carbon allowance futures contracts are used by various market participants, such as companies that are managing their compliance with regulations related to their specific greenhouse gas emissions. By utilizing carbon allowance futures, market participants can manage the risk of rising carbon prices while procuring enough carbon allowances to meet their emission allowance obligations. Carbon allowance futures are typically traded on electronic commodity exchanges and their prices are influenced by a range of factors, including the supply and demand for carbon allowances, the availability of carbon reduction technologies, and changes in governmental policies related to climate change. Carbon allowance futures are part of a broader trend in the development of the carbon allowance market. This market seeks to use financial incentives for corporations to reduce their greenhouse gas emissions while promoting the transition to a lower-carbon economy. The Index, and therefore the Fund, will use carbon allowance futures to provide investors with exposure to the U.S electricity market in a carbon-neutral fashion.

Pricing and volatility The value of the Fund will be determined by the changes and relationships in the prices of the underlying electricity and carbon allowances futures contracts. If the price of these futures contracts increases and more specifically the prompt month futures price increases more than the prices of the other futures contracts, the value of the Fund will increase. Conversely, if the price of these futures contracts decreases and more specifically the prompt month futures price decreases more than the prices of the other futures contracts, the value of the Fund will decrease.

4.	Tailor the description of futures contracts to reflect the futures contracts that the Fund intends to use.

Response: The Prospectus has been revised to tailor the description.

5.	Please clarify and simplify the following sentence: “The Index includes exchange-traded carbon allowance futures contracts in a quantity and amount such that the carbon emissions credits represented by these futures contracts is sufficient to offset the level of carbon emissions produced by the electricity generation represented by the Index’s electricity futures contracts.” Please consider providing an example in Item 9 along with an explanation of how the Fund determines the "level of carbon emissions produced by the electricity generation represented by the Index's electricity futures contracts.”

Response: The Prospectus has been revised to clarify the foregoing sentence.

6.	Disclose the number of components in the Index.

Response: The Prospectus has been revised to disclose the foregoing.

7.	Please supplementarily provide the Staff with the Index’s white paper outlining its methodology. Please supplementarily provide the Staff with a list of the top 20 holdings of the Index.

Response: The Trust has supplementarily provided the Staff with the Index’s white paper and top holdings via email sent on [ ], 2023

8.	Please disclose when the Index is rebalanced and/or reconstituted and if the Fund follows.

Response: The Prospectus has been revised to include the foregoing disclosure. In particular, the Index rebalances annually based on the publicly available three-year average annual power consumption data published by each individual ISO for each individual region. This data is then used to re-weight the six major power pool electricity futures holdings based upon any changes from the previous year to the current year. The Fund will follow this same methodology and will rebalance annually when the Index does.

9.	Please disclose how the Index is weighted.

Response: The Prospectus has been revised to include the foregoing disclosure. In particular, annually, the allocation between each power hub is adjusted by the percentage that each hub is of the latest total for all six hubs; the new percentage is then used to determine how many futures will be used for each of the individual hubs.

10.	With respect to rolling of futures contracts, please explain how the strategy of rolling of electricity futures contracts works with strategy of rolling of carbon allowance futures contracts.

Response: The Prospectus has been revised to explain the Index’s rolling strategy. In particular, for power contracts, every month fifteen business days prior to the expiration of the prompt (closest expiring) month electricity futures contracts, the Index on a pro-rata basis will replace the month 1 electricity futures contracts with the month 13 electricity futures contracts for each of the six power pools. For carbon allowance contracts, every year over a 15-day period in each of the months of September, October, and November, the Index will replace the current December Carbon allowance futures on a pro-rata basis with the next year’s December Carbon Allowance futures contracts.

11.	Please explain how contango and backwardation will impact the Fund and the Index, and how the Fund may address its investments in response.

Response: The Prospectus has been revised to explain the foregoing. In particular, if the Index futures prices are in contango, the Fund will experience lower returns due to the replacing of the lower priced/value prompt month electricity futures contracts with the month 13 electricity futures contracts that has a higher price/value. If the Index futures prices are in backwardation, the Fund will experience higher returns due to the replacing of the higher priced/value prompt months electricity futures contracts with the month 13 electricity futures contracts that has a lower price/value.

Because the Fund is passively managed to mirror the Index, its value will reflect the changes in the value of the Index.

12.	Explain “negative roll lead” in plain English and use definitive language to do so.

Response: The Prospectus has been revised to explain the foregoing. In particular, negative roll yield occurs when the price of the futures is lower than expected when the prompt futures contract expires. This situation will result in a loss for investors (like the Fund) who roll over their prompt months’ futures contracts into a contract in the future. Negative roll yield will have a negative impact on investors (like the Fund) who are long prompt month futures contracts and must roll the contract prior to the prompt month futures expiration.

13.	With respect to the Subsidiary, please:

i.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

ii.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

iii.	Disclose that the Adviser complies Section 15 with respect to the Subsidiary. Please note, any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. As the Adviser is the investment adviser to both the fund and the Subsidiary, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

iv.	Disclose the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

v.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

vi.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

vii.	Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

viii.	Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

ix.	Disclose the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response:

i.	The Trust confirms that Prospectus has been revised to include the disclosure.

ii.	The Trust confirms that Prospectus has been revised to include the disclosure.

iii.	The Trust confirms that the aforementioned disclosure has been added to the Prospectus. The Trust also confirms that the investment advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the Fund’s registration statement.

iv.	The Trust confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The identity of the Subsidiary’s custodian has been included in the Prospectus.

v.	The Trust confirms that Prospectus has been revised to include the disclosure.

vi.	The Trust agrees that the Subsidiary and/or its Board of Directors will agree to inspection by the Staff of the Subsidiary’s book and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

vii.	The Trust confirms that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

viii.	The Trust so confirms.

ix.	The Trust confirms that Prospectus has been revised to include the disclosure.

14.	Please disclose that the Fund will invest 80% of its net assets, plus borrowing for investment purposes, in securities that are components of the Index or have economic characteristics similar to the Index. Please also clarify how the Fund will comply with its 80% test as it will only invest up to 25% of its assets in the Subsidiary and the Fund will not hold futures directly.

Response: The Trust confirms that it will disclose the 80% requirement, which will apply under normal circumstances. The Trust notes that the Fund will be able to comply with the 80% test because futures contracts have embedded leverage. As a result, the Fund’s investments in futures contracts (via the Subsidiary) will enable the Fund to have a 100% notional exposure to investments that are components of the Index or have economic characteristics similar to the Index.

15.	State that the Fund will be concentrated in energy. Ensure that the concentration policy disclosed in the prospectus tracks the Fund’s fundamental limitation on concentration.

Response: The Trust so confirms.

16.	With a view to disclosure, please tell us whether the intention behind carbon offsets markets is to make future emissions more expensive or not. If so, is it reasonably likely that the market will be in contango for extended periods? Please consider the implications, including whether more specific disclosure is warranted.

Response: It is impossible for us to know the intentions of the carbon offsets market, and whether the market is trying to make future emissions more expensive. In the short term, it is reasonable to believe that the demand/price for carbon offsets will increase with the number of carbon producers who are working towards carbon neutrality creating a contango price environment, but with the forecasted increase in the number of renewable assets being put into service, one could also reasonably believe that the demand/price for carbon offsets should ultimately go down removing contango pricing from the market. As a result, the Trust believes the current disclosure is adequate.

17.	With respect to Futures Contracts Risks - Contango and Backwardation Risk, are transaction costs a feature of rolling? If so, consider whether such costs should be disclosed.

Response: The Fund notes that there are transaction costs that are incurred for both Contango and Backwardation transactions. The aforementioned risk disclosure has been revised to reflect such costs.

18.	Please clarify the intent of the Futures Contracts Risks – Liquidity Risk disclosure.

Response: The Prospectus has been revised to remove this risk. The futures that the Fund will invest in are highly liquid.

19.	Please clarify the phrase “adverse impact” in the Futures Contracts Risks – Extreme Market Risk disclosure.

Response: The Prospectus has been revised to clarify the foregoing phrase.

20.	Please move the concepts in Futures Contracts Risks – Rebalancing Risk to the principal investment strategy discussion.

Response: The Prospectus has been revised accordingly.

21.	For ETF Risks - Trading, disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Prospectus has been revised to reflect the risk that an active trading market for shares of the Fund may not develop or be maintained. The Trust respectfully notes that substantially similar market stress-related risk disclosure is already contained in the Prospectus. Please see the last two sentences under the paragraph heading “ETF Risks - Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk.”

22.	If the Fund is expected to have a high portfolio turnover due to rolling, please disclose in the principal investment strategy discussion.

Response: The Fund is not expected to have a high portfolio turnover rate. The Prospectus has been revised accordingly.

23.	On page 10 of the prospectus, state that the Fund will concentrate in energy.

Response: The Prospectus has been revised accordingly.

24.	Disclose where appropriate that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Prospectus has been revised to add such disclosure with respect to differences in timing between when the exchange where the Fund’s Shares trade and the exchange where electricity and carbon futures trade are open. The Registrant supplementally notes that the electricity and carbon futures contracts that comprise the Index are traded on U.S. exchanges. The Fund’s Shares will also be traded on a U.S. exchange. As a result, there will be no timing difference with respect to foreign markets.

Timing Risk:

The U.S. exchange on which electricity and carbon futures trade has different trading hours than the exchange where the Fund Shares will be traded As a result, the following disclosure has been added to the prospectus:

When all or a portion of the Fund’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be differences between the current value of a security and the last quoted price for that security in the closed market, which could lead to a deviation between the market value of the Fund’s shares and the Fund’s NAV.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

Exhibit A

CNIC ICE U.S. Carbon Neutral Power Index ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Total Annual Fund Operating Expenses	0.95%

1 The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $97	3 Years: $303